SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ____________


                                    FORM 11-K


 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001



                       AIR METHODS CORPORATION 401(K) PLAN
                              (Full title of plan)



                             AIR METHODS CORPORATION
                7301 SOUTH PEORIA ST., ENGLEWOOD, COLORADO 80112
  (Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

                              REQUIRED INFORMATION

The financial statements and schedule of the Air Methods Corporation 401(k) Plan for the year ended December 31, 2001 prepared in accordance with the financial reporting requirement of ERISA along with the independent auditors' report thereon is provided beginning on page 1 attached hereto.

                                     EXHIBIT

23.1  Consent  of  KPMG  LLP

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                       AIR METHODS CORPORATION 401(K) PLAN
                                 (Name of Plan)



Dated:  July 29, 2002                     By:  /s/  Kathleen  Ann  Bailey
                                               ------------------------------
                                               Kathleen Ann Bailey
                                               Director of Human Resources
                                               Air Methods Corporation
                                               Plan Administrator

                       AIR METHODS CORPORATION 401(K) PLAN

                              Financial Statements
                            and Supplemental Schedule

                           December 31, 2001 and 2000

                   (With Independent Auditors' Report Thereon)

                       AIR METHODS CORPORATION 401(K) PLAN


                                TABLE OF CONTENTS


                                                                            PAGE
Independent  Auditors'  Report                                                1

Statements of Net Assets Available for Participant Benefits
  December  31,  2001  and  2000                                              2

Statements of Changes in Net Assets Available for Participant Benefits
  Years  ended  December  31,  2001  and  2000                                3

Notes  to  Financial  Statements                                              4

SUPPLEMENTAL  SCHEDULE

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
  December  31,  2001                                                         8

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Air Methods Corporation:

We have audited the accompanying statements of net assets available for participant benefits of the Air Methods Corporation 401(k) Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for participant benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for participant benefits of the Plan as of December 31, 2001 and 2000, and the changes in those net assets for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2001 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2001 basic financial statements taken as a whole.



                                               /s/  KPMG LLP



Denver, Colorado
May 31, 2002

                       AIR METHODS CORPORATION 401(K) PLAN
           Statements of Net Assets Available for Participant Benefits
                           December 31, 2001 and 2000


                                                            2001         2000
                                                         -----------  ----------
Assets:
  Investments, at fair value (note 3):
    Pooled funds                                         $12,006,576  12,481,689
    Air Methods Corporation common stock                     448,448     333,507
    Loans to participants                                    648,933     621,334
                                                         -----------  ----------
          Net assets available for participant benefits  $13,103,957  13,436,530
                                                         ===========  ==========


See accompanying notes to financial statements.

                         AIR METHODS CORPORATION 401(K) PLAN
        Statements of Changes in Net Assets Available for Participant Benefits
                        Years ended December 31, 2001 and 2000


                                                                2001         2000
                                                            ------------  -----------
Contributions:
  Employer                                                  $ 1,171,048      825,646
  Participants                                                2,016,326    1,773,420
  Rollover                                                       43,236      192,299
                                                            ------------  -----------
                                                              3,230,610    2,791,365
                                                            ------------  -----------
Investment loss:
  Net realized and unrealized depreciation
    of investments (note 3)                                  (2,737,812)  (1,794,690)
  Interest and dividends                                        162,562       52,486
                                                            ------------  -----------
          Net investment loss                                (2,575,250)  (1,742,204)
                                                            ------------  -----------
          Total additions                                       655,360    1,049,161
Deductions from net assets attributed to:
  Distributions to participants, including administrative
    expenses and other                                         (987,933)    (916,847)
                                                            ------------  -----------
          Net increase (decrease) in net assets available
            for participant benefits                           (332,573)     132,314
Net assets available for participant benefits:
  Beginning of year                                          13,436,530   13,304,216
                                                            ------------  -----------
  End of year                                               $13,103,957   13,436,530
                                                            ============  ===========


See accompanying notes to financial statements.

                       AIR METHODS CORPORATION 401(K) PLAN
                          Notes to Financial Statements
                           December 31, 2001 and 2000


(1)  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

     (a)  BASIS  OF  FINANCIAL  STATEMENT  PRESENTATION

          The Air Methods Corporation 401(k) Plan (the Plan) is a defined contribution plan sponsored by Air Methods Corporation (the Employer).

          The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for participant benefits and the changes in those net assets.

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to Plan assets during the reporting period. Actual results could differ from those estimates.

     (b)  INVESTMENTS

          The Plan's investments are managed by Wells Fargo Trust Operations, the trustee of the Plan. Investments in equity and fixed income pooled funds are stated at fair values based upon quoted market prices of securities underlying the pooled funds. The common stock of the Employer is stated at fair value based upon published market price. The Cash Investment Money Market Fund is stated at cost, which approximates market. The Stable Return Fund is fully benefit-responsive and is reported at contract value, which approximates fair value. Changes in market values after the Plan year-end are not reflected in the accompanying financial statements. Investment transactions are recorded on the date of purchase or sale (trade date). Dividend income is recorded on the ex-dividend date. Gains and losses on sales of investments are determined using the average-cost method.

     (c)  LOANS  TO  PARTICIPANTS

          Loans to Plan participants are recorded at the amounts borrowed plus accrued interest less principal balances repaid. The loans bear interest at the prime rate plus 1% and have maximum terms of 5 years, except for loans for primary residences, which may have a term of up to 15 years. The interest rates on loans outstanding range from 5.75% to 10.5% at December 31, 2001.

(2)  PLAN  DESCRIPTION

     The following summary of the Plan provides general information only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     (a)  GENERAL

          The Plan was established effective January 1, 1989 by the Employer for the benefit of its employees and to qualify under Section 401(k) of the Internal Revenue Code (IRC). The Employer contracts with the trustee for the investing, safekeeping, and accounting for the Plan's assets and valuation of the individual participant's accounts.

          Employees who have completed 1 hour of service and are over the age of 18 are eligible to participate in the Plan.


                                        4                            (Continued)

                       AIR METHODS CORPORATION 401(K) PLAN
                          Notes to Financial Statements
                           December 31, 2001 and 2000


          Although it has not expressed any intention to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act. In the event of Plan termination, the participants would become 100% vested in their accounts.

          Each participant is assessed an annual administrative fee, which is accounted for as a distribution and varies based upon the number of participants and rates negotiated by the Employer. All other Plan expenses are paid by the Employer.

     (b)  CONTRIBUTIONS

          The Employer will make a contribution equal to 50% of the first 6% of compensation (the employer matching contribution) contributed by the employee. During the six months ended June 30, 2000, the Employer made an additional discretionary contribution equal to 1% of compensation (the employer profit-sharing contribution). During the six months ended December 31, 2000, the Employer made an additional discretionary contribution equal to 1.5% of compensation. Effective January 1, 2001, this percentage was increased to 2% of compensation.

          Participants may annually contribute from 1% to 18% of their annual compensation, subject to annual IRC limitations ($10,500 in 2001 and 2000). The contributions are invested at the direction of the participant in a variety of investment options, as described in note 3.

     (c)  DISTRIBUTIONS

          Withdrawals from the Plan may be made by a participant or beneficiary upon death, disability, retirement, financial hardship, or termination of employment. Distributions are either in a lump-sum cash payment or through a ten-year certain life annuity.

          Benefits are recorded when paid. For financial statement reporting purposes, benefits payable are not accrued but are considered as part of net assets available for participant benefits. There were no benefits payable to participants who had withdrawn from participation in the Plan as of December 31, 2001 or 2000.

     (d)  VESTING

          Participant contributions and employer discretionary contributions and the earnings thereon are fully vested at all times. Vesting of Employer matching contributions and the earnings thereon is based on years of continuous service, as follows:

                                         NONFORFEITABLE
                              YEARS OF      VESTED
                              SERVICE     PERCENTAGE
                              --------  ---------------
                                 1               33.33%
                                 2               66.67%
                                 3              100.00%

          Forfeiture amounts are used to reduce future Employer contributions and totaled $14,522 and $14,582 for the years ended December 31, 2001 and 2000, respectively.


                                        5                            (Continued)

                       AIR METHODS CORPORATION 401(K) PLAN
                          Notes to Financial Statements
                           December 31, 2001 and 2000


(3)  INVESTMENTS

     The Plan's various investments consist of pooled funds managed by the trustee and are described by the trustee as follows:

     GROWTH FUNDS - mutual funds consisting primarily of common stocks with a record of paying dividends, and which are widely recognized Standard & Poor's 500 and Standard & Poor's Mid-Cap issues or are of firms that have had significant earnings growth over the past 10 years.

     GROWTH & INCOME FUNDS - mutual funds consisting primarily of common stocks of well-known companies with histories of stable and improving revenue and earnings, and fixed income and money market securities.

     BOND FUNDS - mutual funds consisting of Government agency mortgage-related securities and investment grade corporate debt securities and debt securities of the U.S. Government or its agencies.

     INTERNATIONAL FUNDS - mutual funds consisting primarily of common stocks of companies outside the United States.

     MONEY MARKET FUND - mutual fund consisting of short-term money market securities.

     GUARANTEED CERTIFICATE FUND - fund similar to a certificate of deposit where funds deposited earn a guaranteed rate of return paid by the trustee.

     STABLE RETURN FUND - fund similar to a certificate of deposit where funds deposited earn a guaranteed rate of return paid by the trustee.

     EMPLOYER  STOCK  -  common  stock  of  Air  Methods  Corporation.

     The  Plan's  investments  were  as  follows  at  December  31:


                                                  FAIR VALUE
                                           --------------------------
                                              2001           2000
                                           -----------    -----------
     Pooled funds:
       Growth Funds                        $ 6,730,622 *   8,121,261 *
       Growth & Income Funds                 2,661,523 *   2,460,576 *
       Bond Funds                              941,368 *     647,781 *
       International Funds                     392,385       539,543
       Short Term Fund                               -       457,447
       Money Market Fund                       740,823 *           -
       Guaranteed Certificate Fund                   -       255,081
       Stable Return Fund                      539,855             -
     Air Methods Corporation Common Stock      648,933 *     333,507
                                           -----------    -----------
                                           $12,655,509    12,815,196
                                           ===========    ===========

     *  Represents investments that are 5% or more of the Plan's net assets.


                                        6                            (Continued)

                       AIR METHODS CORPORATION 401(K) PLAN
                          Notes to Financial Statements
                           December 31, 2001 and 2000


     Net depreciation in fair value for the years ended December 31, including realized gains and losses, was as follows:


                                               2001         2000
                                           ------------  -----------
     Pooled funds:
       Growth Funds                        $(2,366,620)  (1,458,313)
       Growth & Income Funds                  (459,440)    (269,978)
       Bond Funds                              (19,019)      53,348
       International Funds                    (127,566)    (202,102)
       Short Term Fund                               -       25,164
       Stable Return Fund                       27,347            -
     Air Methods Corporation Common Stock      207,486       57,191
                                           ------------  -----------
                                           $(2,737,812)  (1,794,690)
                                           ============  ===========

(4)  FEDERAL  INCOME  TAXES

     The Plan has received a determination letter from the Internal Revenue Service stating that the Plan constitutes a qualified plan under Section 401(k) of the IRC and is, therefore, exempt from federal income taxes under provisions of Section 501(a) of the IRC. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

     Except for participant after-tax contributions, participants are not subject to income taxes on contributions or other accumulations in their account until a distribution is made from the Plan.

                       AIR METHODS CORPORATION 401(K) PLAN
                          Notes to Financial Statements
                           December 31, 2001 and 2000


                                   AIR METHODS CORPORATION 401(K) PLAN
                      Schedule H, Line 4i Schedule of Assets (Held at End of Year)
                                            December 31, 2001


   IDENTITY OF ISSUER, BORROWER, LESSOR, OR SIMILAR PARTY, AND DESCRIPTION OF INVESTMENT    FAIR VALUE
----------------------------------------------------------------------------------------  --------------
Wells Fargo Trust Operations Pooled Funds:
  Growth Funds:
    Janus Mercury Fund                                                                    $    1,903,702
    Janus Enterprise Fund                                                                        895,018
    Lord Abbett Mid Cap Value Fund                                                               132,660
    Wells Fargo Index Fund                                                                       569,247
    Wells Fargo Large Company Growth Fund                                                      1,281,868
    Wells Fargo Small Cap Growth Fund                                                            393,615
    Wells Fargo Outlook 2030 Fund                                                                829,175
    Wells Fargo Outlook 2040 Fund                                                                725,337
                                                                                          --------------
                                                                                               6,730,622
                                                                                          --------------
  Growth & Income Funds:
    MFS Capital Opportunities Fund                                                               786,380
    American Century Income & Growth Fund                                                        892,382
    American Century Small Cap Value Fund                                                        239,316
    Wells Fargo Outlook 2010 Fund                                                                101,332
    Wells Fargo Outlook 2020 Fund                                                                642,113
                                                                                          --------------
                                                                                               2,661,523
                                                                                          --------------
  Bond Fund:
    Dreyfus Intermediate Term Income Fund                                                        941,368
                                                                                          --------------
  International Fund:
    Janus Adviser International Fund                                                             392,385
  Wells Fargo Cash Investment Money Market Fund                                                  740,823
  Wells Fargo Stable Return Fund                                                                 539,855
                                                                                          --------------
          Total pooled funds                                                                  12,006,576
  Air Methods Corporation common stock                                                           448,448
  Participant loans (interest rates ranging from 5.75% to 10.5%)                                 648,933
                                                                                          --------------
                                                                                          $   13,103,957
                                                                                          ==============

All investments are held by Wells Fargo Trust Operations, which is a party-in-interest.


See accompanying independent auditorsreport.